DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 7, 2004

Dennis J. Block
Cadwalder, Wickersham & Taft LLP
100 Maiden Lane
New York, NY 10038

Re: DPL Inc.
Incoming letter dated December 3, 2003

Dear Mr. Block:

This is in response to your letter dated December 3, 2003 concerning the shareholder proposal submitted to DPL by Bob Maxey. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bob Maxey
164 Cambridge Rd.
Alexandria, VA 22314

CADWALADER
Cadwalader, Wickersham & Taft LLP

100 Maiden Lane
New York, NY 10038
Tel: 212 504-6000
Fax: 212 504-6666

New York
Charlotte
Washington
London

December 3, 2003

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted to DPL Inc.

Ladies and Gentlemen:

On behalf of DPL Inc., an Ohio corporation (the "Company"), and in accordance with Rule 14a-8(i) and (j) as promulgated under the Securities and Exchange Act of 1934, as amended, we hereby file six copies of the following:

(i) As Exhibit A, the letter (the "Proposal Letter") received by the Company from Bob Maxey (the "Proponent"), dated October 28, 2003, which sets forth a proposal requesting that the Company's Board of Directors adopt a policy of holding the Company's annual meeting in Dayton, Ohio (the "Proposal"), submitted for inclusion in the Company's proxy statement for the 2004 annual meeting of shareholders (the "Proxy Statement"); and

(ii) This letter stating the reasons for the Company's belief, with which we join, that the Proposal may properly be omitted from the Proxy Statement for the reasons set forth below and respectfully requesting that the staff of the Division of Corporation Finance (the "Staff") issue a response to this letter stating that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its Proxy Statement.

In accordance with Rule 14a-8(j), a copy of this letter and the attachment hereto is concurrently being sent to the Proponent.

I. The Proposal

The Proposal provides as follows:

"RESOLVED, that the shareholders of DPL, Inc. request that the Board of Directors adopt a policy of holding the Company's annual meeting in Dayton, Ohio."

II. Grounds for Omission of the Proposal

The Company believes the Proposal may properly be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. The Proposal relates to the determination of the location of the Company's annual meeting, and is clearly a matter most appropriately addressed by the Company's Board of Directors and management in connection with the conduct of the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal if the proposal deals with a matter relating to the Company's ordinary business operations. In several recent "no-action" letters on substantially the same issue, the Staff has taken the position that the determination of the location of a company's annual meeting is a matter related to the conduct of the company's ordinary business operations and thus may be excluded from the company's proxy materials. See, e.g., Verizon Communications Inc. (February 25, 2002) (concurring in the exclusion of a proposal that requested the Board to limit sites of all future annual meetings ... to those in the region of the United States that was assigned to NYNEX and Bell Atlantic); PG&E Corporation (January 12, 2001) (concurring in the exclusion of a proposal that recommended the annual meetings be held at the company headquarters city of San Francisco in at least 2 out of every 3 years); National Fuel Gas Company (December 8, 2000) (concurring in the exclusion of a proposal recommending to the Board of Directors that the next Annual Meeting of Stockholders, and at least every third one thereafter, be held in Western New York or Northwestern Pennsylvania) and Lucent Technologies, Inc. (October 28, 1998) (concurring in the exclusion of a proposal requesting that the Board adopt the policy of holding annual stockholder meetings in locations readily accessible to a significant concentration of shareholders).

Deciding where to hold a company's annual meeting involves the consideration of, among other issues, the availability of the company's directors, the resources of management and staff necessary to support the meeting at the location, the availability and adequacy of a facility, costs associated with the meeting and accessibility of the location to the company's shareholders. The Company's Board of Directors and its management are in the best position to evaluate and balance these considerations, in order to make an informed decision as to the most appropriate location for the Company's annual meeting.

Limiting all future annual meetings of the Company to just one location, as the Proponent suggests, would greatly hinder the discretion of the Board of Directors and management. Such a restriction would eliminate the flexibility of the Board of Directors and management to establish the location of the Company's annual meeting based upon particular circumstances in a given year. The Proposal does not raise any significant social policy issues that would support such interference with the conduct of the Company's ordinary business operations. The Company has intentionally sought to hold meetings in various locations to reflect both the communities it serves and its shareholder base. We believe that limiting the annual meeting exclusively to Dayton, Ohio unduly interferes with the conduct of the Company's business operations and its ability to communicate with its shareholders.

III. Conclusion

Based on the foregoing, we seek your concurrence that the Proposal can be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(7) because it would unduly restrict the conduct of the Company's ordinary business operations.

If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: Mr. Bob Maxey

Mr. Stephen F. Koziar, Jr.
DPL Inc.

EXHIBIT A

164 Cambridge Rd.
Alexandria, VA 22314

October 28, 2003

DPL, Inc.
P.O. Box 1247
Dayton, OH 45401

Attn: Secretary

Dear Sirs:

I am a owner of 2,167 shares of DPL stock. Please submit the following proposal at our 2004 annual meeting:

"RESOLVED, that the shareholders of DPL, Inc. request that the Board of Directors adopt a policy of holding the Company's annual meeting in Dayton, Ohio."

SUPPORTING STATEMENT:

"In recent years, DPL has held its annual meeting in remote locations, making it inaccessible to many shareholders who would otherwise attend. Considering the recent turbulent events in DPL, it is in the interests of all shareholders to have the annual meeting held in a location accessible to as many of the shareholders as possible. The better informed shareholders will hold the company to a higher level of performance. Also, holding the annual meeting in the hometown of DPL will save travel money and the valuable time of the corporate officers. "

Sincerely,

Bob Maxey

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DPL Inc.
Incoming letter dated December 3, 2003

The proposal relates to the location of DPL's annual meetings.

There appears to be some basis for your view that DPL may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., the location of DPL's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if DPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel